UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                         SCHEDULE 13D
                        (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                      (Amendment No.  1)*

                Overseas Shipholding Group, Inc.
			(Name of Issuer)

	   Class A Common Stock, par value $.01 per share
		   (Title of Class of Securities)

			   69036R103
		        (CUSIP Number)

		     Mr. Scott B. Bernstein
		      Caxton Associates LP
		    731 Alexander Road, Bldg. 2
		      Princeton, NJ 08540
		        (212) 303-6571
             (Name, Address and Telephone Number of Person
	    Authorized to Receive Notices and Communications)

                         August 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R103

  (1) Names of Reporting Persons.
      I.R.S. Identification No. of above person (entity only).
      Caxton International Limited

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) |X|

  (3) SEC Use Only

  (4) Source of Funds (See Instructions)
      WC

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

  (6) Citizenship or Place of Organization
      British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power
      0

  (8) Shared Voting Power
      10,885,235

  (9) Sole Dispositive Power
      0

  (10) Shared Dispositive Power
       10,885,235

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
       43,486,841 (1)

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

  (13) Percent of Class Represented by Amount in Row (11)
       12.61% (2)

  (14) Type of Reporting Person (See Instructions)
       CO

(1) For reporting purposes, the aggregate amount of Class A Common Stock (as defined below) of Overseas Shipholding Group, Inc. deemed to be beneficially owned by the Reporting Persons (named herein) is calculated based on an aggregate of 10,885,235 shares of Class A Common Stock and 32,601,606 shares of Class A Common Stock issuable upon the exercise of 32,601,606 Warrants (as defined below), in each case held by Reporting Persons as of August 5, 2014. The Warrants may be exercised only with the consent of Overseas Shipholding Group, Inc. and are subject to certain restrictions set out in the terms of the Warrants and the organizational documents of Overseas Shipholding Group, Inc.

(2) The applicable percentages of Overseas Shipholding Group, Inc. beneficially owned by Reporting Persons as shown herein is computed based on an aggregate of 312,315,369 shares of Common Stock, par value $0.01 per share, as well as 32,601,606 Warrants (as defined below), in each case, outstanding as of August 5, 2014, as confirmed by counsel for Overseas Shipholding Group, Inc.


  (1) Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Caxton Associates LP

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X

  (3) SEC Use Only

  (4) Source of Funds (See Instructions)
      AF

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

  (6) Citizenship or Place of Organization
      State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power
      0

  (8) Shared Voting Power
      10,885,235

  (9) Sole Dispositive Power
      0

  (10) Shared Dispositive Power
       10,885,235

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
       43,486,841 (3)

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

  (13) Percent of Class Represented by Amount in Row (11)
       12.61% (4)

  (14) Type of Reporting Person (See Instructions)
       PN, IA

(3) See Footnote 1.
(4) See Footnote 2.

  (1) Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Canterbury Holdings (USA) LLC

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X

  (3) SEC Use Only

  (4) Source of Funds (See Instructions)
      AF

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

  (6) Citizenship or Place of Organization
      State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power
      0

  (8) Shared Voting Power
      10,885,235

  (9) Sole Dispositive Power
      0

  (10) Shared Dispositive Power
       10,885,235

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
       43,486,841 (5)

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

  (13) Percent of Class Represented by Amount in Row (11)
       12.61% (6)

  (14) Type of Reporting Person (See Instructions)
       OO

(5) See Footnote 1.
(6) See Footnote 2.

  (1) Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Canterbury Holdings Limited

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X

  (3) SEC Use Only

  (4) Source of Funds (See Instructions)
      AF

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

  (6) Citizenship or Place of Organization
      Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power
      0

  (8) Shared Voting Power
      10,885,235

  (9) Sole Dispositive Power
      0

  (10) Shared Dispositive Power
       10,885,235

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
       43,486,841 (7)

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

  (13) Percent of Class Represented by Amount in Row (11)
       12.61% (8)

  (14) Type of Reporting Person (See Instructions)
       OO

(7) See Footnote 1.
(8) See Footnote 2.

  (1) Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      Law, Andrew E.

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X

  (3) SEC Use Only

  (4) Source of Funds (See Instructions)
      AF

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

  (6) Citizenship or Place of Organization
      United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power
      0

  (8) Shared Voting Power
      10,885,235

  (9) Sole Dispositive Power
      0

  (10) Shared Dispositive Power
       10,885,235

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
       43,486,841 (9)

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

  (13) Percent of Class Represented by Amount in Row (11)
       12.61% (10)

  (14) Type of Reporting Person (See Instructions)
       IN

(9) See Footnote 1.
(10) See Footnote 2.

  (1) Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Agnes III, Peter W.

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X

  (3) SEC Use Only

  (4) Source of Funds (See Instructions)
      AF

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

  (6) Citizenship or Place of Organization
      United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7) Sole Voting Power
      0

  (8) Shared Voting Power
      10,885,235

  (9) Sole Dispositive Power
      0

  (10) Shared Dispositive Power
       10,885,235

  (11) Aggregate Amount Beneficially Owned by Each Reporting Person 43,486,841 (11)

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

  (13) Percent of Class Represented by Amount in Row (11)
       12.61% (12)

  (14) Type of Reporting Person (See Instructions)
       IN

(11) See Footnote 1.
(12) See Footnote 2.

Item 1. Security and Issuer
     Item 1 of the Schedule 13D is hereby amended and supplemented by the following:
     This Amendment 1 to Schedule 13D relates to the shares of Class
     A Common Stock, par value $.01 per share ("Class A Common Stock"), of Overseas Shipholding Group, Inc., a corporation organized under the laws of the State of Delaware ("OSG" or the "Issuer"), and warrants exercisable for Class A Common Stock ("Warrants", and collectively with the Class A Common Stock, the "Securities").
     The principal executive office of the Issuer is located at 1301 Avenue of the Americas, New York, NY 10019.

Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and replaced
by the following:
(a)  This Statement on Schedule 13D is being filed by:
     (a) Caxton International Limited, a corporation organized under the laws of the British Virgin Islands ("Caxton International");
     (b) Caxton Associates LP, a limited liability partnership formed under the laws of the State of Delaware ("Caxton");
     (c) Canterbury Holdings (USA) LLC, a limited liability company formed under the laws of the State of Delaware ("Canterbury USA");
     (d) Canterbury Holdings Limited, a company formed under the laws of Guernsey ("Canterbury Guernsey");
     (e) Andrew E. Law, an individual who is a citizen of the United Kingdom ("Law"); and
     (f)Peter W. Agnes III, an individual who is a citizen of the United States of America ("Agnes").

(b)
     (a) The address of Caxton International is Maple Corporate Services
     (BVI) Ltd. Kingston Chambers, P.O. Box 173, Road Town, Tortola, B.V.I.
     (b) The address of Caxton is 731 Alexander Road, Bldg. 2, Princeton, NJ 08540.
     (c) The address of Canterbury USA is 500 Park Avenue, New York,
     NY 10022.
     (d) The address of Canterbury Guernsey is Trust Corporation of the Channel Islands Limited Roseneath, The Grange, St. Peter Port, Guernsey.
     (e) The address of Law is c/o Caxton Associates LP, Attention
     Scott B. Bernstein, General Counsel, 731 Alexander Road, Bldg. 2, Princeton, NJ 08540.
     (f) The address of Agnes is c/o Caxton Associates LP, Attention
     Scott B. Bernstein, General Counsel, 731 Alexander Road, Bldg. 2, Princeton, NJ 08540.

(c)
     (a) Caxton International is engaging in trading and investing in international currency, financial and commodity interests and securities, as well as other investments.
     (b) Caxton is a New York-based trading and investment firm.
     (c) Canterbury USA is the general partner of Caxton.
     (d) Canterbury Guernsey is the sole member of Canterbury USA.
     (e) Law is the Chairman and Chief Executive Officer of Caxton and the sole shareholder of Canterbury Guernsey.
     (f) Agnes is a Partner and Portfolio Manager of Caxton.

(d) None of Caxton International, Caxton, Canterbury USA, Canterbury Guernsey, Law or Agnes has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of Caxton International, Caxton, Canterbury USA, Canterbury Guernsey, Law or Agnes has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
     (a) Caxton International is a corporation organized under the laws of the British Virgin Islands.
     (b) Caxton is a limited liability partnership formed under the laws of the State of Delaware.
     (c) Canterbury USA is a limited liability company formed under the laws of the State of Delaware.
     (d) Canterbury Guernsey is a company formed under the laws of Guernsey.
     (e) Law is a citizen of the United Kingdom.
     (f) Agnes is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and supplemented by the following:
     As more fully described in Item 4 below, Caxton International is the record and/or beneficial owner of 10,885,235 shares of Class
     A Common Stock and 32,601,606 Warrants, which were purchased from OSG in accordance with the terms of the ECA (as defined below).
     The aggregate purchase price for such acquired Class A Common Stock and Warrants was $128,706,437, and was paid out of Caxton International's working capital.


Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended and supplemented, as applicable, by the following:
     OSG entered into an Equity Commitment Agreement, dated as of May 2, 2014, as amended by Amendment Number 1 thereto, dated as of May 20, 2014, and as further amended by Amendment Number 2 thereto, dated as of May 23, 2014 (as so amended, the "ECA"), with Caxton International and each of the other respective Commitment Parties named therein (each a "Commitment Party"). The ECA was terminated on August 5, 2014 in connection with the consummation of the Plan
     (as defined below).

     Pursuant to the ECA, OSG agreed, in connection with the consummation of a chapter 11 plan of reorganization (the "Plan"), to issue and distribute its common stock and/or warrants to any person who held shares of OSG's common stock as of a certain date and who elected to exercise subscription rights in accordance with procedures approved by the Bankruptcy Court (the "Rights Offering Procedures").
     Pursuant to the ECA, each Commitment Party, severally and not jointly, agreed with OSG to back-stop, or cause its designees to back-stop, certain securities underlying the subscription rights that were not exercised in accordance with the Rights Offering Procedures.
     In addition, each Commitment Party agreed to purchase certain additional securities offered by the Issuer to such Commitment Party. As consideration for the foregoing back-stop commitment, OSG paid a certain premium in the form of securities to each Commitment Party. Whether issued upon the valid exercise of the subscription rights or otherwise in accordance with the ECA, the securities were offered, sold, issued and distributed without registration under the Securities Act of 1933 (the "Securities Act") on August 5, 2014.

     Pursuant to the ECA, on August 5, 2014, Caxton International purchased and received an aggregate amount of 10,885,235 shares of Class A Common Stock and 32,601,606 Warrants for an aggregate purchase price of $128,706,437. As noted above, the ECA was terminated on August 5, 2014 in connection with the consummation of the Plan.

     OSG entered into a Registration Rights Agreement, dated as of May 2, 2014, as amended by Amendment Number 1 thereto, dated as of May 23, 2014 (as so amended, the "Registration Rights Agreement"), with Caxton International and each of the other respective Commitment Parties, setting out, among other things, the registration rights of each Commitment Party. Pursuant to the Registration Rights Agreement,
     OSG is required to register, on a registration statement to be filed with the U.S. Securities and Exchange Commission (the "SEC"), the resale of certain Class A Common Stock and Warrants for the benefit of the Reporting Parties and others

     The summaries of the ECA and Registration Rights Agreement set out in this Amendment 1 to Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements and amendments thereto, which are available electronically on the internet website of the Issuer's claims agent Kurtzman Carson Consultants, LLC, at http://www.kccllc.net/osg. Information set out on the foregoing web site or filed with the Bankruptcy Court shall not be deemed to be part of or incorporated by reference into this Amendment 1 to Schedule 13D.

     Caxton International acquired OSG's securities in the belief that the shares are an attractive investment and were under-valued.
     The Reporting Parties from time to time may enter into discussions with directors of the Issuer, one or more of management, other shareholders (including but not limited to other Commitment
     Parties) or investors, or third parties in connection with the Reporting Parties' investment in the Issuer as well as involving the Issuer's business, strategies and other matters related to the Issuer. These discussions may include reviewing options or making proposals for enhancing or maximizing shareholder value through various strategic alternatives, including, among others, changes to the capitalization, ownership structure, operations, or Certificate of Incorporation or Bylaws of the Issuer or any of its affiliates, or any strategic transaction or similar opportunities. The Reporting Parties also may explore increasing their ownership position in the Issuer or any of its affiliates through an acquisition of stock or other investments from other stockholders or otherwise.
     The Reporting Parties also may elect not to engage with directors or officers of the Issuer and maintain a passive investment in the Issuer.

     The Reporting Parties intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the board and/or management, price levels of the Issuer's (or that of any of its affiliates) common stock and/or other instruments, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional common stock and/or other equity, warrants, debt, notes, other securities, or derivatives or other instruments that are based upon or relate to the value of the common stock of the Issuer and/or any of its affiliates (collectively, "OSG Securities") in the open market or otherwise; (ii) disposing of any or all of their OSG Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the OSG Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and replaced by the following:
(a)
     (a) The aggregate amount of OSG Class A Common Stock deemed to be beneficially owned by Caxton International is 43,486,841 shares, based on 10,885,235 shares of Class A Common Stock outstanding and 32,601,606 shares of Class A Common Stock representing the shares issuable upon exercise of 32,601,606 Warrants. Accordingly, the percentage of the outstanding Class A Common Stock reported herein as beneficially owned by Caxton International is approximately 12.61%.
     (b) The aggregate amount of OSG Class A Common Stock deemed to be beneficially owned by Caxton International is 43,486,841 shares, based on 10,885,235 shares of Class A Common Stock outstanding and 32,601,606 shares of Class A Common Stock representing the shares issuable upon exercise of 32,601,606 Warrants. Caxton, as the trading advisor to Caxton International, has voting and dispositive power with respect to Caxton International and, as a result, may be deemed to beneficially own the 43,486,841 shares, representing approximately 12.61%.
     (c) The aggregate amount of OSG Class A Common Stock deemed to be beneficially owned by Caxton International is 43,486,841 shares, based on 10,885,235 shares of Class A Common Stock outstanding and 32,601,606 shares of Class A Common Stock representing the shares issuable upon exercise of 32,601,606 Warrants. Canterbury USA is the general partner of Caxton, the trading advisor to Caxton International, and, as a result, may be deemed to beneficially own the 43,486,841 shares, representing approximately 12.61%.
     (d) The aggregate amount of OSG Class A Common Stock deemed to be beneficially owned by Caxton International is 43,486,841 shares, based on 10,885,235 shares of Class A Common Stock outstanding and 32,601,606 shares of Class A Common Stock representing the shares issuable upon exercise of 32,601,606 Warrants. Canterbury Guernsey is the sole member of Canterbury USA, the general partner of Caxton, and, as a result, may be deemed to beneficially own the 43,486,841 shares, representing approximately 12.61%.
     (e) The aggregate amount of OSG Class A Common Stock deemed to be beneficially owned by Caxton International is 43,486,841 shares, based on 10,885,235 shares of Class A Common Stock outstanding and 32,601,606 shares of Class A Common Stock representing the shares issuable upon exercise of 32,601,606 Warrants. Law is the Chairman and Chief Executive Officer of Caxton and the sole shareholder of Canterbury Guernsey and, as a result, may be deemed to beneficially own the 43,486,841 shares, representing approximately 12.61%.
     (f) The aggregate amount of OSG Class A Common Stock deemed to be beneficially owned by Caxton International is 43,486,841 shares, based on 10,885,235 shares of Class A Common Stock outstanding and 32,601,606 shares of Class A Common Stock representing the shares issuable upon exercise of 32,601,606 Warrants. Agnes is a Partner and Portfolio Manager of Caxton and, as a result, may be deemed to beneficially own the 43,486,841 shares, representing approximately 12.61%.

     The applicable percentages of Overseas Shipholding Group, Inc. beneficially owned by Reporting Persons as shown herein is computed based on an aggregate of 312,315,369 shares of Common Stock, par value $0.01 per share, as well as 32,601,606 Warrants, in each case outstanding as of August 5, 2014, as confirmed by counsel for Overseas Shipholding Group, Inc.

(b)
     (a) Number of shares as to which Caxton International has:
     (i) sole power to vote or to direct the vote:			0
     (ii) shared power to vote or to direct the vote	       10,885,235
     (iii) sole power to dispose or to direct the disposition:		0
     (iv) shared power to dispose or to direct the disposition:10,885,235
     (b) Number of shares as to which Caxton has:
     (i) sole power to vote or to direct the vote:			0
     (ii) shared power to vote or to direct the vote	       10,885,235
     (iii) sole power to dispose or to direct the disposition:		0
     (iv) shared power to dispose or to direct the disposition:10,885,235
     (c) Number of shares as to which Canterbury USA has:
     (i) sole power to vote or to direct the vote:			0
     (ii) shared power to vote or to direct the vote	       10,885,235
     (iii) sole power to dispose or to direct the disposition:		0
     (iv) shared power to dispose or to direct the disposition:10,885,235
     (d) Number of shares as to which Canterbury Guernsey has:
     (i) sole power to vote or to direct the vote:			0
     (ii) shared power to vote or to direct the vote	       10,885,235
     (iii) sole power to dispose or to direct the disposition:		0
     (iv) shared power to dispose or to direct the disposition:10,885,235
     (e) Number of shares as to which Law has:
     (i) sole power to vote or to direct the vote:			0
     (ii) shared power to vote or to direct the vote	       10,885,235
     (iii) sole power to dispose or to direct the disposition:		0
     (iv) shared power to dispose or to direct the disposition:10,885,235
     (f) Number of shares as to which Agnes has:
     (i) sole power to vote or to direct the vote:			0
     (ii) shared power to vote or to direct the vote	       10,885,235
     (iii) sole power to dispose or to direct the disposition:		0
     (iv) shared power to dispose or to direct the disposition:10,885,235

     Neither the filing of this or any Amendment to the Schedule 13D, the
     Schedule 13D nor any of its contents shall be deemed to constitute an admission on the part of Caxton, Canterbury USA, Canterbury Guernsey, Law or Agnes that such person is the beneficial owner of the Class A Common Stock (including but not limited to shares of Class A Common Stock representing shares issuable upon exercise of Warrants) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

(c) None of the Reporting Parties has engaged in any transaction during the past 60 days in any shares of Class A Common Stock.

(d) Caxton International has the right to receive dividends from, and the proceeds from the sale of, the Class A Common Stock referred to in this Item 5.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented by the following:
     As described above in Item 4, pursuant to the terms of the Registration Rights Agreement, OSG is required to register, on a registration statement to be filed with the SEC, the resale of certain Class A Common Stock and Warrants for the benefit of the Reporting Parties and other parties.

     Caxton International holds Warrants to purchase Class A Common Stock, which Warrants are subject to certain restrictions.
     Under the terms of the Warrants, the exercise of the Warrants is subject to the consent of OSG and is subject to certain restrictions set out in OSG's organizational documents.
     Caxton International's Warrants are exercisable for 32,601,606 shares of Class A Common Stock. The number of shares of Class
     A Common Stock issuable upon exercise of the Warrants is subject to usual and customary adjustments for stock splits, stock combinations and similar transactions. For reporting purposes, the Reporting Parties may also be deemed to beneficially own the shares of Class A Common Stock underlying the Warrants.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended and supplemented by the following:
     (1) Agreement of Joint Filing pursuant to Rule 13(d)-1(k) (filed as Exhibit 1 to the Reporting Parties' Schedule 13D, dated June 9, 2014, and incorporated herein by reference).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						Caxton International Limited


Date: 8/7/2014					By:  /s/ Joseph Kelly
						Joseph Kelly
						Vice President & Treasurer




Date: 8/7/2014					By:  /s/ Maxwell Quin
						Maxwell Quin
						Vice President & Secretary


						Caxton Associates LP


Date: 8/7/2014					By:  /s/ Scott B. Bernstein
						Scott B. Bernstein
						Senior Vice President,
						General Counsel & Secretary


						Canterbury Holdings (USA) LLC



Date: 8/7/2014					By:  /s/ Scott B. Bernstein
						Scott B. Bernstein
						Secretary


						Canterbury Holdings Limited



Date: 8/7/2014					By:  /s/ Ajay Mehra
						Ajay Mehra on behalf of
						Andrew E. Law, as sole director,
						as attorney-in-fact



						Andrew E. Law



Date: 8/7/2014 					By:  /s/ Ajay Mehra
						Ajay Mehra on behalf of
						Andrew E. Law,
						as attorney in fact


						Peter W. Agnes III


Date: 8/7/2014					By:  /s/ Peter W. Agnes III
						Peter W. Agnes III